

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

Via E-mail
Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, TX 78257

> **Re:** **Biglari Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 22, 2013**
> **File No. 333-186452**
> **and Documents Incorporated by Reference**
> **File No. 000-08445**

Dear Mr. Biglari:

We have received your response to our prior comment letter to you dated March 4, 2013 and have the following additional comments.

We have also included comments regarding your Form 10-K for fiscal year ended September 26, 2012 and your Form 10-Q for fiscal quarter ended December 19, 2012. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

Prospectus Summary, page 1

Our Business, page 2

1. We note your response to our prior comment 3. Please revise or balance the statement that you "are a diversified holding company engaged in a number of diverse business activities" to give investors a better understanding of the way in which your income and assets are currently diversified. It may be helpful to investors to highlight here that while you are engaged in several different business activities, the overwhelming majority of your net revenues have recently derived from restaurant operations. If the company's strategies and intentions could cause this to change over time it may be helpful to point that out to investors as well.

Exhibit Index, page II-5

2. We note your response to our prior comment 5. Please be advised that we will need adequate time to review your legality opinion prior to your request for effectiveness.

Form 10-K for Fiscal Year Ended September 26, 2012

General

3. We note that in your response to our prior comments 8 through 12 and comment 14 you state that you will disclose the information requested to the extent material. As we believe the information requested to be disclosed is material, please confirm that you will disclose the information requested in future filings.

4. We note your response to our prior comment 6 that in future filings you will include the required disclosure "to the extent material." Please confirm that in future filings you will clarify the status of your international expansion plans including a description of what business you have already "begun to transact." Please confirm that you will disclose any known plans regarding how you will expand restaurants internationally such as through franchising, licensing, or direct ownership. Please also confirm that you will disclose the costs of the planned expansion and any applicable risks from that particular region.

Item 7. Management's Discussion and Analysis, page 12

Results of Operations, page 15

Fiscal Year 2012 Compared with Fiscal Year 2011, page 16

Cost and Expenses, page 16

5. We note your response to our prior comment 7. Please confirm that in future filings you will describe the nature and effect of the increased commodity prices. As applicable, please also confirm that you will explain how you have responded to or offset such commodity price increases.

Form 10-K/A for Fiscal Year Ended September 26, 2012

Compensation of Named Executive Officers, page 4

6. We note your response to our prior comment 13. We further note your statement that the peer group information was reviewed on a one-time basis in 2010. Please explain to us the basis for your suggestion on page 4 that Mr. Biglari's pay is in line with the "compensation paid by the Company's peer group."

Form 10-Q for Fiscal Quarter Ended December 19, 2012

Note 16. Related Party Transactions, page 13

7. We note your response to prior comment 15. Please include the information provided in your response in your future filings.

8. It appears that one Steak N Shake location has added "By Biglari" to its signage. Please tell us and revise to disclose in future filings whether the single use of the Biglari name in one restaurant's signage will cause all revenue generated from Steak N Shakes to be considered revenue from a covered business with regards to the royalty calculation. Additionally, please tell us and revise to disclose whether you plan to change the signage for all Steak N Shakes to include "By Biglari" in the name.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Michael Nidel, Esq.
        Olshan Frome Wolosky LLP